Exhibit 4(r)
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF TRUST
Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:
1.	Name of Statutory Trust: Safety First Trust Series 2006-2

2.	The Certificate of Amendment to the Certificate of Trust is hereby amended as follows: Section 2.1 of the Declaration of Trust is amended by deleting the first sentence thereof and substituting the following sentence in its place: “The Trust created by this Declaration is named SAFETY FIRST TRUST SERIES 2007-1.”

[set forth amendment(s)]

3.	(Please complete with either upon filing or it may be a future effective date that is within 90 days of the file date) This Certificate of Amendments shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 14th day of February, 2007 A.D.

By:	/s/ Geoffrey S. Richards

Trustee

Name:	Geoffrey S. Richards

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